UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

ARC Group, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

03879T108

(CUSIP Number)

Seenu G. Kasturi

1409 Kinsley Ave., Ste. 2

Orange Park, FL 32073

(904) 741-5500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 2, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03879T 10 8	13D	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS Seenu G. Kasturi
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF, SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,421,711
	8.	SHARED VOTING POWER 911
	9.	SOLE DISPOSITIVE POWER 2,421,711
	10.	SHARED DISPOSITIVE POWER 911

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,422,622
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.3%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 03879T 10 8	13D	Page 3 of 7 Pages

This Amendment No. 6 to Schedule 13D amends and restates in its entirety the Schedule 13D originally filed by the Reporting Person (as defined below) on February 28, 2013 and all subsequent amendments and restatements thereto.

Item 1.  Security and Issuer.

This statement relates to the Class A common stock, par value $0.01 per share (“Common Stock”), of ARC Group, Inc. (the “Issuer”). The address of the principal executive office of the Issuer is 1409 Kinsley Ave., Ste. 2, Orange Park, FL 32073.

Item 2.  Identity and Background.

(a)	The name of the person filing this statement is Seenu G. Kasturi (the “Reporting Person”).

(b)	The address of the Reporting Person is 1409 Kinsley Ave., Ste. 2, Orange Park, FL 32073.

(c)	The Reporting Person serves as the Chief Executive Officer, Chief Financial Officer and Chairman of the Board of Directors of the Issuer.

(d)	The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)	The Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years that subjected the Reporting Person to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States of America.

Item 3.  Source or Amount of Funds or Other Consideration.

The Reporting Person purchased 912,117 shares of Common Stock through a combination of open market and private transactions for an aggregate purchase price of $621,984. The Reporting Person paid for the shares of Common Stock in cash out of personal funds.

On February 27, 2014, the Reporting Person entered into a securities purchase agreement with the Issuer pursuant to which the Reporting Person purchased 206,061 shares of Common Stock from the Issuer for a purchase price of $340,000. The Reporting Person paid for the shares of Common Stock through the issuance of a promissory note to the Issuer. The promissory note was paid in full by the Reporting Person in March 2015 in cash out of personal funds.

On July 21, 2017, the Reporting Person entered into a securities purchase agreement with Paradise on Wings Franchise Group, LLC (“Paradise on Wings”) pursuant to which the Reporting Person purchased 235,295 shares of Common Stock from Paradise on Wings for a purchase price of $117,500. The Reporting Person paid for the shares of Common Stock in cash out of personal funds.

CUSIP No. 03879T 10 8	13D	Page 4 of 7 Pages

On July 31, 2017, the Reporting Person entered into a securities purchase agreement with William D. Leopold II pursuant to which the Reporting Person purchased 2,647,144 shares of Common Stock from Mr. Leopold for a purchase price of $555,670. The Reporting Person borrowed $225,851 from the Kasturi Children’s Trust (the “Trust”) to pay for the shares of Common Stock. The Reporting Person issued a promissory note to the Trust in the amount of $225,851. The Reporting Person also entered into a stock pledge and security agreement with the Trust pursuant to which the shares of Common Stock were pledged as collateral to secure the Reporting Person’s payment and performance under the promissory note issued to the Trust. The promissory note and stock pledge and security agreement have customary default provisions. The Reporting Person paid the remaining $329,819 of the purchase price in cash out of personal funds.

On June 15, 2018, the Reporting Person entered into a securities purchase agreement (the “Securities Purchase Agreement”) with the Issuer pursuant to which the Issuer sold the Reporting Person 449,581 shares of Series A Convertible Preferred Stock in exchange for 449,581 shares of Common Stock held by the Reporting Person. Each share of Series A Convertible Preferred Stock is convertible into one share of Common Stock at a conversion price of $0.75 per share of Common Stock at any time at the election of the Reporting Person.

On August 30, 2018, the Issuer entered into a secured convertible promissory note with the Reporting Person pursuant to which the Issuer borrowed $622,929. The Reporting Person has the right, at any time during the term of the note and from time to time, to convert all of any portion of the outstanding principal of the note into 458,037 shares of Common Stock at a conversion rate of $1.36 per share, and to convert all accrued and unpaid interest payable thereon into shares of Common Stock at a conversion rate of $1.36 per share. The note is secured by all of the assets of the Issuer.

During 2017 and 2018, the Reporting Person was granted 79,718 shares of Common Stock by the Issuer pursuant to the terms of the Reporting Person’s employment agreement with the Issuer dated January 18, 2017 in connection with services performed for the Issuer. The Reporting Person did not pay any cash or other consideration to the Issuer for the shares of Common Stock.

On January 2, 2019, the Reporting Person entered into a restricted stock award agreement with the Issuer pursuant to which the Issuer granted 390,000 shares of Common Stock to the Reporting Person. The shares vest in accordance with the following schedule: (i) 130,000 shares on March 31, 2019; (ii) 130,000 shares on March 31, 2020; and (iii) 130,000 shares on March 31, 2021. The Reporting Person has all of the rights of a stockholder, including voting and dividend rights, with respect to the shares. The grant was made by the Issuer pursuant to the terms of a new employment agreement entered into between the Reporting Person and the Issuer on January 2, 2019. The Reporting Person did not pay any cash or other consideration to the Issuer for the shares of Common Stock.

The foregoing descriptions of the securities purchase agreements, promissory notes and stock pledge and security agreement do not purport to be complete and are qualified in their entirety by reference to the securities purchase agreements, promissory notes and stock pledge and security agreement, copies of which are attached hereto as exhibits to this Schedule 13D and incorporated by reference herein.

CUSIP No. 03879T 10 8	13D	Page 5 of 7 Pages

Item 4.  Purpose of Transaction.

The Reporting Person purchased the securities of the Issuer based on his belief that the securities, when purchased, were undervalued and represented an attractive investment opportunity.

Item 5.  Interest in Securities of the Issuer.

(a)	The Reporting Person may be deemed to beneficially own 2,422,622 shares of Common Stock, representing approximately 30.3% of the outstanding shares of Common Stock. The Reporting Person directly owns 1,514,093 shares of Common Stock and may be deemed to beneficially own 908,529 shares of Common Stock, of which 911 of such shares are owned by Blue Victory Holdings, Inc., a company for which the Reporting Person serves as the Chief Executive Officer and in which the Reporting Person owns 90% of the outstanding equity interests. The percentage of shares of Common Stock beneficially owned by the Reporting Person was calculated based upon 7,080,771 shares of Common Stock outstanding on January 15, 2019 as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on January 29, 2019.

(b)	The Reporting Person has sole power to vote or direct the vote of, and sole power to dispose of or direct the disposition of, 2,421,711 shares of Common Stock beneficially owned by the Reporting Person, and may be deemed to have the shared power to vote or direct the vote of, and shared power to dispose of or direct the disposition of, 911 shares of Common Stock directly owned by Blue Victory Holdings.

(c)	On August 30, 2018, the Issuer entered into a secured convertible promissory note with the Reporting Person pursuant to which the Issuer borrowed $622,929. The Reporting Person has the right, at any time during the term of the note and from time to time, to convert all of any portion of the outstanding principal of the note into 458,037 shares of Common Stock at a conversion rate of $1.36 per share, and to convert all accrued and unpaid interest payable thereon into shares of Common Stock at a conversion rate of $1.36 per share. The note is secured by all of the assets of the Issuer.

On January 2, 2019, the Reporting Person entered into a restricted stock award agreement with the Issuer pursuant to which the Issuer granted 390,000 shares of Common Stock to the Reporting Person. The shares vest in accordance with the following schedule: (i) 130,000 shares on March 31, 2019; (ii) 130,000 shares on March 31, 2020; and (iii) 130,000 shares on March 31, 2021. The Reporting Person has all of the rights of a stockholder, including voting and dividend rights, with respect to the shares. The grant was made by the Issuer pursuant to the terms of a new employment agreement entered into between the Reporting Person and the Issuer on January 2, 2019.

Since the filing of Amendment No. 5 to the Schedule 13D with the SEC on July 17, 2018, the Reporting Person purchased 21,515 shares of Common Stock through open market transactions for a total of $41,166 at an average price of $1.91 per share.

Since the filing of Amendment No. 5 to the Schedule 13D with the SEC on July 17, 2018, the Reporting Person was granted 18,120 shares of Common Stock by the Issuer pursuant to the terms of the Reporting Person’s employment agreement with the Issuer dated January 18, 2017 in connection with services performed for the Issuer. The Reporting Person did not pay any cash or other consideration to the Issuer for the shares of Common Stock.

(d)	No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

(e)	Not applicable.

CUSIP No. 03879T 10 8	13D	Page 6 of 7 Pages

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 3 of this Schedule 13D is incorporated by reference herein.

Item 7.  Material to Be Filed as Exhibits.

99.1	Securities Purchase Agreement, dated February 27, 2014, by and between Seenu G. Kasturi and American Restaurant Concepts, Inc. (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on March 5, 2014).

99.2	Promissory Note, dated February 27, 2014, issued by Seenu G. Kasturi in favor of American Restaurant Concepts, Inc. (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K filed with the SEC on March 5, 2014).

99.3	Securities Purchase Agreement, dated July 21, 2017, by and between Seenu G. Kasturi and Paradise on Wings Franchise Group, LLC (incorporated by reference to Exhibit 99.3 to the Reporting Person’s Amendment No. 4 to Schedule 13D filed with the SEC on August 24, 2017).

99.4	Securities Purchase Agreement, dated August 23, 2017, by and between Seenu G. Kasturi and William D. Leopold II (incorporated by reference to Exhibit 99.4 to the Reporting Person’s Amendment No. 4 to Schedule 13D filed with the SEC on August 24, 2017).

99.5	Promissory Note, dated August 23, 2017, issued by Seenu G. Kasturi in favor of the Kasturi Children’s Trust (incorporated by reference to Exhibit 99.5 to the Reporting Person’s Amendment No. 4 to Schedule 13D filed with the SEC on August 24, 2017).

99.6	Stock Pledge and Security Agreement, dated August 23, 2017, by and between Seenu G. Kasturi and the Kasturi Children’s Trust (incorporated by reference to Exhibit 99.6 to the Reporting Person’s Amendment No. 4 to Schedule 13D filed with the SEC on August 24, 2017.

99.7	Securities Purchase Agreement, dated June 15, 2018, by and between Seenu G. Kasturi and ARC Group, Inc. (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on June 20, 2018).

99.8	Secured Convertible Promissory Note, dated August 30, 2018, by and between Seenu G. Kasturi and ARC Group, Inc. (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K filed with the SEC on September 5, 2018).

99.9	Restricted Stock Award Agreement, dated January 2, 2019, by and between Seenu G. Kasturi and ARC Group, Inc. (incorporated by reference to Exhibit 10.3 to the Issuer’s Form 8-K filed with the SEC on January 8, 2019).

CUSIP No. 03879T 10 8	13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Seenu G. Kasturi Seenu G. Kasturi

February 21, 2019 Date